UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

T-MOBILE US, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-33409	20-0836269
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

12920 SE 38th Street Bellevue, Washington	98006-1350
(Address of principal executive offices)	(Zip Code)

Peter Osvaldik, Executive Vice President and Chief Financial Officer,

(425) 378-4000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Items 1.01.	Conflict Minerals Disclosure

Conflict Minerals Disclosure

This Form SD disclosure is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rules”). Pursuant to the Rules, T-Mobile US, Inc. (“T-Mobile”) undertook to determine whether any products it manufactured or contracted to manufacture during the calendar year ended December 31, 2020 (the “Reporting Period”) contained conflict minerals necessary to the functionality or production of such products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold (“3TG”). As a result, T-Mobile determined that, during the Reporting Period, T-Mobile contracted with certain vendors (“Covered Vendors”) to manufacture certain products (“Covered Products”) that contain 3TG necessary to the functionality or production of the Covered Products.

Accordingly, T-Mobile conducted a reasonable country of origin inquiry to determine whether any of the 3TG in its Covered Products originated in the Democratic Republic of the Congo or adjoining countries (“Covered Countries”) or were from recycled or scrap sources. T-Mobile’s reasonable country of origin inquiry included a review of information provided by T-Mobile’s Covered Vendors to confirm the presence, source and chain of custody of such 3TG using the Conflict Minerals Reporting Template prepared by the Responsible Minerals Initiative. When the nature of the information provided by a Covered Vendor warranted further analysis, T-Mobile personnel contacted the relevant Covered Vendor for further evidence to clarify or validate the response.

Based on the reasonable country of origin inquiry described above, T-Mobile has in good faith concluded that, for the Reporting Period, it has no reason to believe that any 3TG in the Covered Products originated in the Covered Countries.

In accordance with the requirements under the Rules, the above disclosure is publicly available at https://investor.t-mobile.com/investors/default.aspx.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

T-MOBILE US, INC.

By:	/s/ Peter Osvaldik
Peter Osvaldik
Executive Vice President and Chief Financial Officer

Dated: May 28, 2021